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                                                                  CONFORMED COPY



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                   the Securities and Exchange Act of 1934


                         For the month of August 2003



                               BANCOLOMBIA S.A.
                               ---------------
               (Translation of Registrant's name into English)


                              Calle 50 No. 51-66
                              Medellin, Colombia
                   (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F __X__             Form 40-F _____



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Comission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes _____                No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)




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       This Report on Form 6-K shall be incorpoprated by reference into the registrant's registrantion statement on Form F-3 (File No. 333-12658).

























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                                  SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         BANCOLOMBIA S.A.
                                          (Registrant)



Date: August 13, 2003             By /s/ JAIME ALBERTO VELASQUEZ B.
                                   Name: Jaime Alberto Velasquez B.
                                   Title: Vice President of Finance




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[BANCOLOMBIA LOGO]



         BANCOLOMBIA REPORTS ACCUMULATED UNCONSOLIDATED NET INCOME OF PS
              169,042 MILLION DURING THE FIRST SEVEN MONTHS OF 2003



Medellin, August 12, 2003. BANCOLOMBIA (NYSE:CIB)*
-------------------------



BANCOLOMBIA reported unconsolidated net income of Ps 29,716 million for the month ended July 31, 2003. For the seven months ended July 31, 2003 the Bank reported accumulated net income of Ps 169,042 million, 100% higher than for the same period in 2002.

Total interest income, including investment securities, amounted to Ps 56,033 million in July 2003 and Ps 437,724 million for the seven-month period ended July 31, 2003, 46.6% higher than for the same period in 2002.

Total assets amounted to Ps 10 trillion in July 2003 increasing 19.4% over the last twelve months. Total deposits increased approximately 10.2% to Ps 6.2 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity totaled Ps 1.51 trillion in July 2003, increasing 46.2% when compared to Ps 1.03 trillion in July 2002.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.6% as of July 31, 2003, and the level of allowance for past due loans was 268%.


Market Share

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in July 2003 was as follows: 12.4 % of total deposits, 13.3% of total net loans, 10.8% of total savings accounts, 17.1% of total checking accounts and 11.7 % of time deposits.









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  * Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of Bancolombia for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2002 or in Bancolombia's latest quarterly press release, each of which contains the consolidated financial results of Bancolombia and its subsidiaries for each of the periods specified and as calculated each therein.


  CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS


  This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.



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Contacts

Jaime A. Velasquez         Maria A. Villa           Fax:(574) 2317208
Financial VP               IR Manager               www.bancolombia.com
Tel.: (574) 5108666        Tel.: (574) 5108666